

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

<u>Via E-mail</u>
William L. Hughes, Esq.
Fenwick & West LLP
555 California Street, 12th Floor
San Francisco, California 94104

> **Re:** **Green Dot Corporation**
> **Schedule TO-I**
> **Filed April 10, 2013**
> **File No. 005-85599**

Dear Mr. Hughes:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Exchange Offer.

<u>Exchange Offer</u>

<u>General</u>

1.   We note that eligible participants must tender and withdraw their options through the Offer Website, unless it is experiencing technical difficulties, in which case the submission of paper election and withdrawal forms is permitted. Tell us in your response letter why restricting the means of tendering and withdrawing is acceptable.

2.   In your response letter, tell us how the Company disseminated the Offer to Exchange. If the Company disseminated via e-mail only, explain why this satisfies the Company's dissemination obligations under Exchange Act Rule 13e-4(e), taking into account the

identities of the holders of Eligible Options and the manner in which they typically receive Company communications. In particular, we note the disclosure describing the Company's offer to provide computer and Internet access at its office locations to any eligible participant that does not have Internet access. This would appear to suggest the possibility that some holders of Eligible Options are employees who do not routinely receive corporate communications via e-mail. Please advise.

Summary Term Sheet, page 1

3.   Refer to Question 4 "Are Overseas Employees Eligible to Participate?" We note that you are limiting participation in this tender offer to U.S. employees who hold Eligible Options. Please provide us with a legal analysis explaining why the Company's offer is consistent with the requirement of Exchange Act Rule 13e-4(f)(8)(i). If the Company is making its offer in reliance on the Commission's March 21, 2001 Global Exemptive Order, note that the relief from the all-holders requirement provided in the Global Exemptive Order is intended to permit exclusion when done for a compensatory purpose.

Determination of Validity…, page 11

4.   We note the statement that the Company may waive any of the conditions of the Option Exchange Program with respect to any particular Eligible Options or any particular option holder. Such language would not appear consistent with the requirements of Exchange Act Section 13e-4(f)(8). Please revise or advise.

Conditions…, page 12

5.   We note the disclosure in the last paragraph of this section that the Company may assert conditions regardless of the circumstances giving rise to any such condition. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the bidder. Please revise to remove the implication that the conditions may be triggered at the election of the Company.

6.   We note the disclosure in the last paragraph of this section relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period,

unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions